10 Water Street

Enfield, CT 06082

December 2, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. John Cash

RE:                          STR Holdings, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 13, 2014

Definitive Proxy Statement on Schedule 14A Filed April 1, 2014

File No. 1-34529

Dear Mr. Cash:

STR Holdings, Inc. (the “Company”) appreciates the Staff’s review of our Form 10-K for the year period ended December 31, 2013 and the Definitive Proxy Statement on Schedule 14A filed on April 1, 2014 (the “Proxy Statement”).  Set forth below is the Staff’s comment in its letter dated November 19, 2014.  Following the Staff’s comment is the Company’s proposed disclosure.  Please note that the underlined text is new language to be added to the pre-existing disclosure in the Company’s Proxy Statement.

Schedule 14A filed April 1, 2014

Executive Compensation, page 29

Compensation Discussion and Analysis, page 29

1.                                      We note that the total amount of compensation was based in part on individual performance.  In future filings, for each named executive officer, please detail the elements of individual performance and contribution that are taken into account when making this determination.  Refer to Item 402(b)(2)(vii) of Regulation S-K.  Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

The Company’s proposed revised disclosure for its most recent fiscal year is as follows:

1.              “For 2013, our cash incentive awards for our named executive officers were tied to the achievement of STR’s fully diluted non-GAAP and EBITDA targets set forth for each named executive officer pursuant to our MIP. Messrs. Yorgensen, Morris, Forman, and Radziewicz were entitled to receive a cash bonus of 75%, 50%, 40%, and 40% of their respective salary (the “Target Bonus”) assuming the non-GAAP EPS target of not less than ($0.20) per common share (the “EPS Target”) and EBITDA (excluding restructuring adjustments) of not less than ($ 4.7 million) (the “EBITDA Target”) was met. In light of the Company’s financial performance, cash bonuses for corporate performance were to be paid to the extent that EBITDA exceeded the EBITDA Target, subject to restrictions. Since the EPS Target and the

EBITDA Target were not achieved, none of Messrs. Yorgensen, Morris, Forman or Radziewicz received a bonus pursuant to the Company’s management incentive plan based upon the Company’s financial performance. However, such executives were also afforded an opportunity to receive a cash bonus up to 15% of their Target Bonus upon the achievement of certain personal performance objectives. Accordingly, Messrs. Yorgensen, Morris, Forman, and Radziewicz received $9,357, $5,545, $3,663, and $10,660, respectively, under the Company’s 2013 MIP due to the achievement of certain personal performance objectives.

Each of Messrs. Yorgensen and Morris earned his MIP bonus for driving down our manufacturing costs across our international manufacturing facilities and successfully improving our operating safety record. Mr. Forman earned his MIP bonus for successfully concluding a pending litigation matter and for retaining the services of certain key employees during 2013. Mr. Radziewicz earned his MIP bonus for successfully managing the Company’s overall tax rate, reducing the Company’s audit fees, reducing operating costs, and improving the Company’s controls and procedures.

In 2014, each of Messrs. Yorgensen, Forman, and Radziewicz is eligible to receive a bonus payment up to 75%, 45%, and 45%, respectively, of such officer’s base salary as of January 1, 2014 assuming the Company achieves its planned EBITDA target. Such bonus amounts would be paid in shares of the Company’s common stock to such executives rather than a cash payment. In 2014, executives were not provided with specific personal performance objectives pursuant to the MIP for which bonuses will be paid.”

Please note that since our named executive officers were not provided with individual performance targets for 2014, they will not receive a bonus pursuant to the MIP unless the Company achieves its EBITDA target.  Therefore, the Company does not anticipate inserting language similar to the proposed language in its 2014 Form 10-K or Proxy with respect to 2014.

Please be advised that the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; (ii)  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s SEC filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If it would aid the review of the information provided herein, please do not hesitate to call me at 860-265-1247.

Sincerely yours,

/s/ Joseph C. Radziewicz
Vice President and Chief Financial Officer
STR Holdings, Inc.

cc:        Robert S. Yorgensen, STR Holdings, Inc.

Alan N. Forman, STR Holdings, Inc.